in   🔍   🏠   👥²   💼   💬¹   🔔   👤   ⊞   Ⓐ
                     Home   My Network   Jobs   Messaging Notifications   Me ▾   For Business ▾ Sales

Previously live   Edit Video



Ask Us Anything About Privacy-First Advertising

Event by Rob Andersen (DigitalRightsGuy)

Fri, Mar 8, 2024, 9:15 AM (your local time)

👤 1 attendee

Share

Manage ▾

Comments   Networking   Analytics

👤 **Rob Andersen (DigitalRightsGuy)** • You   •••
    Earn Up To $3,500 Per Year From Your Data Without "Being the Product" | Grap...
    3mo • 🌐

Discover how the Grape ID™ Ad Marketplace disrupts the $13 trillion advertising
and data brokering industries.

Hear why Dean Sapp invested in Grape ID™ and his perspective on the Ad
Marketplace through the lens of his cybersecurity experience.

Here's the link to our WeFunder campaign:
https://lnkd.in/gE8Sw46d

👍 Maxim Chemerisuk and 2 others

Reactions

👥 👥 👥

👤 ▾   👍 Like   💬 Comment   ↪ Repost   ➤ Send

👤 Add a comment...   😊   🖼

Host an event on LinkedIn and invite your network

Create event

Other events for you

See all


LINKEDIN LEAD GENERATION MASTERCLASS
(ONLINE WEBINAR)

Thu, Jun 20, 2024, 8:00 AM
Get Business Leads on LinkedIn (event...
Bob Low Marketing


B2B METAVERSE DOS AND DON'TS
REAL USE CASES TO GUARANTEE RESULTS!

Thu, Jun 20, 2024, 9:00 AM
B2B Metaverse Dos and Don'ts: Benefit...
Virtway | Your Enterprise Metaverse


ENERGY STRATEGIES SUMMIT
June 20, 2024

Thu, Jun 20, 2024, 4:00 AM
Energy Strategies Summit 2023
The Exclusive


HOW TO BREAK INTO
Project Management & Business Analysis
Including Guide to Professional Certification
FREE WEBINAR SERIES

Fri, Jun 21, 2024, 4:00 AM
How To Break Into Project...
DexNova Learning


CONTRACT MANAGEMENT IN
PROCUREMENT

Thu, Jun 20, 2024, 3:00 AM
Procurement Contract...
INHUBBER

About Accessibility Help Center Privacy & Terms Ad Choices Advertising
Business Services Get the LinkedIn app More

LinkedIn LinkedIn Corporation © 2024